Exhibit (a)(5)(D)
Affiliated Computer Services, Inc.
February 9, 2006
To Holders of Stock Options:
     Affiliated Computer Services, Inc. (“ACS” or the “Company”) has recently announced its offer to purchase up to 55,500,000 shares of the Company’s Class A Common Stock, par value $0.01 per share (the “Shares”), at a price within the range of $56.00 to $63.00 per share, in cash less any applicable withholding taxes, without interest (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2006, and in the related Letter of Transmittal (such documents and related materials as they may be amended or supplemented from time to time, the “Tender Offer Documents”). The Offer will expire at 5:00 p.m., New York City time, on Friday, March 10, 2006 unless such date is extended by the Company (the “Expiration Date”). You may obtain copies of the Tender Offer Documents by contacting Mellon Investor Services LLC, the Information Agent for the Offer, at 800-835-0447 or Citigroup Global Markets Inc., the Dealer Manager for the Offer, at 877-531-8365.
     The Offer does not alter or accelerate in any manner the outstanding stock options granted by the Company. Therefore, only holders of currently vested stock options need to read the Tender Offer Documents and make a decision regarding the Offer.
     The Company is not offering to purchase stock options in the Offer and tenders of stock options will not be accepted. If you wish to participate in the Offer with respect to any of the Shares which underlie your vested stock options, you will need to exercise any or all of your vested stock options so that you can tender Shares to the Company pursuant to the terms of the Offer not later than the Expiration Date. If you desire to do so, we remind you that you will be required to obtain and tender the Shares issued upon your exercise of vested stock options in a timely manner and, therefore, we suggest that you exercise your vested stock options and pay the related purchase price pursuant to the terms of the underlying option agreement and/or option plan at least five business days prior to the Expiration Date (which will require you to exercise no later than Friday, March 3, 2006).
     You will need to evaluate the Tender Offer Documents to determine if participation would be advantageous to you, based on your vested stock option exercise prices, the date of your stock option grants and the years left yet to exercise your vested stock options, the range of tender prices and the provisions for pro rata purchases by the Company outlined in the Offer to Purchase. If you decide participation would be advantageous to you, you will need to:
•	exercise your vested stock options and pay the purchase price in accordance with the terms of the underlying option agreement and/or option plan, and
•	obtain and complete a Letter of Transmittal in accordance with its instructions and deliver it, along with your Shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary, prior to the Expiration Date.

     Based on the number of Shares tendered and the prices specified by the Company’s shareholders, the Company will determine the lowest single per share price that will allow the purchase of up to 55,500,000 Shares (or such lesser amount of Shares as are properly tendered and not properly withdrawn). The Company will pay the selected price for all Shares of Class A Common Stock tendered at or below that price. All Shares which you tender but which the Company does not purchase will be returned to you promptly after the expiration of the Offer. Any shareholder whose Shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the Offer, and purchased in the Offer will receive the net purchase price in cash, without interest, promptly after the expiration of the Offer. You should note that once you exercise a stock option and obtain the Shares issued pursuant thereto, you will not be able to withdraw such election even if your Shares are not purchased in the Offer.
     Neither the Company nor the Board of Directors, the Dealer Manager, the Information Agent or the Depositary are making any recommendation to any shareholder as to whether to tender or refrain from tendering Shares or as to the purchase price or prices at which the shareholder may choose to tender Shares. The Company’s directors and executive officers, including its Chairman, Mr. Deason, have advised the Company that they do not intend to tender any Shares pursuant to the Offer. After obtaining and reading the Tender Offer Documents, you must make your own decision regarding whether to exercise your vested stock options and tender your Shares and, if so, at what price.
     We strongly encourage you to discuss the Offer with your tax advisor, financial advisor or broker. If you decide to exercise your vested stock options, please follow the exercise procedures outlined in the underlying option agreement and/or option plan.
     Questions and requests for assistance regarding the exercise of options may be directed to our corporate legal department — Wayne Lewis at (214) 841-6053. Questions and assistance regarding the Offer may be directed to Mellon Investor Services LLC, our Information Agent, and Citigroup Global Markets Inc., our Dealer Manager at the numbers listed in the first paragraph of this letter.
     The Offer is not being made to, and the Company will not accept any tendered Shares from, shareholders in any jurisdiction where it would be illegal to do so. However, the Company may, at its discretion, take any actions necessary for it to make the Offer to shareholders in any such jurisdiction.

Very truly yours,
/s/ Mark King
Mark King
Chief Executive Officer

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